Form C

Cover Page

Name of issuer:

Viroment Equity, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/30/2020

Physical address of issuer:

33 South 6th Street
Suite 4750
Minneapolis MN 55402

Website of issuer:

http://viroment.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class A Non-Voting Preferred Units

Target number of securities to be offered:

12,500

Price:

$7.00000

Method for determining price:

Dividing pre-money valuation $100,233,301.00 (or $57,276,172.00 for investors in the first $1,006,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$3,940,398.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$8,197.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($7,005.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Viroment Equity, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Koenig	CEO	Viroment	2020
Russ Vering	Vice President	Viroment	2020
Chris Reimers	Chief Field Officer	Viroment	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Koenig	CEO	2020
Russ Vering	Vice President	2020
Chris Reimers	Chief Field Officer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Viroment Capital, LLC	13500000.0 Common Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Viroment Equity has a limited operating history which may make it difficult to

Viroment Equity has a limited operating history which may make it difficult to evaluate our company and its business. Viroment Equity was formed as a limited liability company in October of 2020. Accordingly, we have little operating history upon which an evaluation of our prospects and future performance can be made. Viroment Equity's proposed operations are subject to all business risks associated with new enterprises. The likelihood of Viroment Equity creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that Viroment Equity will ever operate profitably. We may not be able to successfully implement or operate our business plan. An investor should not rely on the past performance of the Manager, Paul Koenig, to predict Viroment Equity's future performance. An investor should consider Viroment Equity's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Viroment Equity's financial statements were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 2 to the accompanying financial statements, indicate there may be substantial doubt about Viroment Equity's ability to continue as a going concern. We have not generated profits since inception. As of our fiscal year end December 31, 2020, we had total assets of $8,197. Since then, Viroment Equity has raised gross proceeds of approximately $829,000, before deducting for offering expenses, in offerings under Regulation Crowdfunding and Regulation D. As discussed in greater detail in "Management's Discussion and Analysis – Plan of Operations," we will need to raise significant amounts of funds in order to acquire properties, build our barns and execute our business strategy. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Our Manager and other executive officers may allocate their time to other businesses. Further, our Manager may invest in other real estate projects, potentially resulting in less time spent on Viroment Equity and potential conflicts of interest. Viroment Equity's Manager is also the manager for Viroment USA, LLC, which has its own operations and clients. Our other executive officers also have other professional commitments and engagements. Consequently, our management team will not work full-time for Viroment Equity, and may not be able to operate with the efficiency and effectiveness of full-time employees. Additionally, our Manager will also be investing in other real estate projects, and that may impact the duties of the Manager with respect to this Offering. Our Manager cannot assure that he will adequately manage multiple investments with different investment strategies. The negative performance of future properties may indirectly impact the performance of Viroment Equity by drawing the Manager's attention towards the poorly performing properties. Out management team's interest in other operating businesses and real estate investments could also lead to potential conflicts of interest between those other interests and Viroment Equity.

The technology that will be used in our barns is owned by our Manager, and we will have to purchase the equipment for barns from a company owned by our Manager. Viroment Equity's business plan includes the construction of barns for the commercial raising of hogs on the properties, including construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). The Treatment System will be a portion of the assets leased to the tenants of the properties. Each Treatment System incorporates proprietary technology, which is owned by Paul Koenig, our Manager, through his PKC Trust. Mr. Koenig will grant Viroment Equity a license to use the technology for no consideration, but Viroment Equity will be purchasing the equipment for the Treatment System from Viroment USA, which is owned by Mr. Koenig through the Koenig Family Trust, for installation at the properties. Moreover, if Mr. Koenig is unable to protect his intellectual property from infringement, or if it is found to infringe on others, our business may be materially harmed.

Viroment Equity may engage in transactions with affiliated companies and other related parties that may result in a conflict of interest. Viroment Equity may engage in transactions with affiliates, subsidiaries or other related parties that may be on terms which are not at arm's-length. We intend to negotiate terms in these related party transactions that are consistent with the duties of the management of Viroment Equity to its Unit holders. In particular, Viroment Equity plans to engage in certain transactions with Bluestem II, LLC, a Nebraska limited liability company ("Bluestem II") owned by Viroment Capital, for the purposes of securing additional fundraising, as well as to fulfill certain operational needs of the Company with respect to the properties and otherwise. The affiliate transactions conducted by Viroment Equity will not necessarily be documented or otherwise memorialized by written transaction agreements.

The Treatment System, and related technology and equipment, that will be installed in our barns has not been previously used to treat hog or animal waste. The Treatment System we plan to license from our Manager, and the equipment we plan to purchase from Viroment USA, will be installed in each of Viroment Equity's barns. We intend for our tenants to operate the Treatment System as part of their hog farming / growing operations. A component of Viroment Equity's business plan is the successful implementation of the Treatment System and related technology allowing us to harvest dried hog waste and sell it for a profit to third parties. Viroment USA's Treatment System and the related technology have not been adopted at the commercial level, and may not successfully treat the hog waste or treat it in a manner that permits us to use the waste for resale as fertilizer. The success of Viroment Equity will depend in part on the adoption of the Treatment Systems and technology by Viroment Equity's tenants. It is not possible to predict the success of the Treatment Systems or technology or whether the Treatment Systems and technology will be adopted without problems by the tenants. The effective performance and reliability of the Treatment Systems and technology are critical to the success of Viroment Equity's business plan. If tenants perceive our Treatment System and our properties as lacking safety and convenience, or otherwise, we may fail to attract tenants. If the Treatment System and technology do not operate as intended, or if the tenants are unable to implement the Treatment Plan and technology successfully, it may harm our reputation and our ability to attract and retain hog

farming tenants, which would have an adverse impact on our business plans, our results of operations and our financial condition.

Viroment Equity has not yet acquired any properties, and the condition of the real estate market and its success in this Offering may impact its ability to acquire properties in locations and on terms that are favorable to its business. Viroment Equity will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns including but not limited to COVID-19, and other potential future outbreaks, have contributed to increased volatility and uncertainty for the economy and financial markets. If Viroment Equity is unable to find properties available for sale, or for sale at prices that fit our business model, we may be unable to execute our business plans as intended or at all. Moreover, once Viroment Equity has acquired properties, these factors may negatively impact our results of operations and financial condition by causing a decline in the market value of the purchased properties. In the event of delays due to purchasing the properties or in executing any portion of our business plan, Viroment Equity may require additional funds. There can be no assurance that such additional funds can be obtained by Viroment Equity on favorable terms or at all. Failure to obtain such funds could adversely affect Viroment Equity's ability to implement its business plan. Furthermore, if Viroment Equity is unsuccessful in raising the funds needed to close this Offering, it may not be able to invest in the properties. Even if this is fully subscribed Offering, Viroment Equity will need to raise additional capital to acquire properties and fund operations.

COVID-19 may have an adverse impact on our tenants and the meat processing facilities they serve. During the height of the pandemic, many meat processing facilities, including meatpacking plants, were required to shut down due to spread of the COVID-19 virus in those facilities. To the extent our tenants are unable to sell livestock to processing facilities because of a shut down or otherwise, they may suffer adverse impacts on their financial condition. In that event, our tenants may not be able to make their lease payments and other financial obligations on a timely basis if at all. Failure to receive lease payments on time will jeopardize Viroment's Equity's financial condition and may render it unable to make the mortgage payments on the properties on a timely basis. This may place us at risk by making it more difficult or impossible to obtain financing on reasonable terms and possibly losing the properties due to foreclosure if we are unable to keep up with the mortgage payments. Even if Viroment Equity covers the lease payments for the tenants, or continues to pay the mortgages on the properties from other sources, it may never recover those funds.

We will be competing against companies that are larger, more well-established and have greater resources than us. Viroment Equity will be competing for tenants against other providers of livestock systems design, engineering, manure management and marketing. Some of these companies offer similar services in Nebraska and other states in which we intend to do business. We may also face competition from real estate companies, real estate developers, and other types of entities that invest in real estate if the properties we seek to acquire for our barns are also the target of these types of development. Some of our competitors are well-established in our market and we will need to win tenants away from these competitors. If we are unable to attract tenants we may not succeed in implementing our business plan, which would harm our results of operations and financial condition. Similarly, we may have to compete against a variety of real estate companies when purchasing properties on which to build our barns. In the event we are unable to purchase properties at the right price for our business plan, or unable to purchase properties in locations that fit our strategy, we may not be able to implement our business plan as intended. Additionally, we may need to compete against other companies that have a history of developing, marketing and selling fertilizer made from animal waste. If we are unable to successfully execute this part of our business plan, it could harm our results of operations and financial condition.

We will be subject to significant federal, state and local regulations regarding our planned use of properties for hog farming, treatment of animal waste and carbon credits. The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming / growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company, including the potential for rezoning of areas that include our properties. Additionally, part of our business plan contemplates the treatment and drying of animal waste for resale as fertilizer. The treatment, storage, transport and disposal of animal waste is heavily regulated and we may incur significant liabilities under environmental regulations if we fail to comply with all requirements.

We intend to collect and sell carbon tax credits, which are subject to significant requirements. We plan to derive a stream of revenue from the sale of carbon credits based on our expectations that our Treatment System will reduce greenhouse gas emissions. In order to qualify for carbon tax credits, we will have to meet a number of regulatory requirements, including those imposed by Internal Revenue Code Section 45Q, which sets forth the requirements for sequestration of carbon dioxide and the amount of Section 45Q carbon credits available. Some of these requirements involve qualification of facilities, including but not limited to when construction begins, manner of disposal, and how the carbon dioxide is captured and measured. If we fail to comply with the regulations governing greenhouse gasses and their capture, we may not be able to claim carbon tax credits. If we are unable to successfully claim carbon tax credits we will likely not achieve our goal or creating a stream of revenue based on sales of carbon tax credit, which could harm or results of operations and financial condition.

Our success is dependent in large part on our tenants' success as hog farmers. Our future tenants' industry, hog farming/growing, is highly competitive, and our tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural

producers with substantially greater financial resources than those available to the tenants. Additionally, the tenants rely on third party vendors and other suppliers to operate their businesses. In the event one or more of these third-party providers experiences an interruption in its business operations, a tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the tenants. Recent news articles have reported a decline in the price for U.S. hogs because the Chinese government stated that their supply of herds have nearly fully recovered from the culling as a result of African swine fever in 2018. A decline in the financial condition of the tenants, due to market competition, failure of third party providers, global commodities and supplies, or otherwise, could harm tenants' ability to meeting their financial obligations, including payment of leases with Viroment Equity. Our inability to collect rent from such tenants may adversely affect Viroment Equity's ability to meet its operating expenses, including making any distributions to the holders of Class A Units. the perceptions of tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise.

Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company. As Unit holders, investors will become members of Viroment Equity and any gains, losses or tax implications will inure to each investor on an individual basis. As a result, Unit holders will be required to report their share of Viroment Equity's income on their individual income tax returns without regard to whether they have received cash or in-kind distributions. Consequently, Unit holders may be liable for income taxes on income allocated to them in a given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of Viroment Equity's taxable income using cash from other sources. Additionally, in the event that Viroment Equity's income tax returns are audited by the IRS, the tax treatment of our income and deductions is determined at the partnership level in a single proceeding rather than by individual audits of the Unit holders. Such an audit by the IRS could result in adjustments to the income tax returns and potentially subject Unit holders to additional tax, interest and penalties, including incremental accounting and legal expenses. Moreover, an audit of Viroment Equity's income tax returns could lead to audits of the individual returns of the Unit holders and result in adjustments and additional tax with respect to items not related to Viroment Equity.

We are subject to real estate market risk. The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the properties are subject to the risk that the properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected, reducing the Company's ability to make distributions to the holders of the Class A Preferred Units. The following factors, among others, may adversely affect the income generated by the Company's intended properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the properties; (i) declines in the financial condition of the tenants and the ability to collect rent from tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of tenants; (k) casualty and condemnation risks; (l) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the properties.

Our assets will be illiquid. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. Viroment Equity's assets are and will be inherently illiquid. Such illiquidity could prevent the sale by Viroment Equity of the properties at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of Viroment Equity. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

Our future success depends on our Manager and executive officers. If Viroment Equity fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and our business could suffer. Viroment Equity's future financial success depends, in part, on its ability to attract and retain key personnel, and on the continued contributions of the Manager, executive officers and other key technical personnel, each of whom would be difficult to replace and each of whom has other responsibilities outside the Company. The process to replace the Manager or our executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of Viroment Equity's business objectives.

We are subject to potential casualty losses. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the properties, there are certain types of losses that are either uninsurable or not

properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes, high winds, war, and floods. Should any of these or other disasters occur, Viroment Equity could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the properties, Viroment Equity may elect to accept insurance proceeds and not elect to rebuild the property to its previous condition, including barns or other structures. If insurance proceeds are not used to replace the properties, Viroment Equity may end up with a properties that may not sell on terms favorable to Viroment Equity or at all. As a result, Viroment Equity could suffer reduced revenues and may need to re-adjust its accounting, which may further impact Unit holders as members and cause you to recognize losses or gains on your individual income tax returns. See also "Risk Factors -- Viroment Equity is a limited liability company, which means that Unit holders' individual taxes may be impacted by accounting and tax events affecting the Company." In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, Viroment Equity may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

The Manager has a limited net worth. The Manager has a limited net worth and does not have any obligation to make capital contributions or loans to Viroment Equity. Although the Manager will not generally be liable for Viroment Equity's obligations while maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with Viroment Equity may be influenced by the valuation of Viroment Equity and the net worth of the Manager in extending credit to Viroment Equity, which may have an adverse effect on Viroment Equity.

We may face litigation in the future. We have engaged in financing transactions in the past, including an offering made under Regulation Crowdfunding, which may not have met all of the disclosure requirements. Although management is not aware of any pending or threatened litigation on this basis, management may become distracted in the event of litigation. Moreover, we cannot know whether, and to what extent, it might have an adverse material effect on our business, results of operations or financial condition.

Litigation involving our controlling persons and their affiliates may impact us. Certain of our controlling persons and their affiliates have a history of litigation, some of which is continuing, and may give rise to reputational issues and distract management's attention.

Investors will have no ability to impact or otherwise influence corporate decisions of Viroment Equity. The Units being offered in this Offering are non-voting. Subject to any fiduciary duties owed to owners or investors under Delaware law, Viroment Equity's Manager and other executive officers and directors may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Viroment Equity's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for Viroment Equity. In addition, our Manager could use his voting influence to maintain Viroment Equity's existing management, delay or prevent changes in control of Viroment Equity, or support or reject other management and board proposals that are subject to owner approval. Finally, in the event Delaware law requires Unit holder approval of a proposed transaction, our Manager will have voting control. Investors who purchase their Units in this Offering will give the Manage an irrevocable proxy to vote their Units when they sign the subscription agreement. Even though the Units are non-voting, there are certain types of transactions, such as a takeover, that require shareholder approval under Delaware law. In the event, Viroment Equity becomes subject to such a transaction, the Manager would be able to vote your Units. For details, please see "Ownership and Capital Structure – The Offering – Voting Rights – Proxy."

The transferability of the securities you are buying is limited. Any Class A Preferred Units purchased through this Offering is subject to SEC limitations of transfer. This means that the Class A Preferred Units that you purchase cannot be resold for a period of one year unless you sell them back to Viroment Equity, to an accredited investor, or to a member of your family or family trust in connection with your death or divorce. However, even those transactions may be limited by the terms of Viroment Equity's Limited Liability Company Agreement ("Limited Liability Company Agreement"). By executing the subscription agreement in this Offering, investors will also execute our Limited Liability Company Agreement, which will impact your rights as a Unit holder. Our Limited Liability Company Agreement contains a number of provisions that may impact your rights as a holder of Viroment Equity's Class A Preferred Units. No holder of Class A Preferred Units will have the right to transfer all or any portion of, or any interest or rights in, such holder's Class A Preferred Units to any person except with the approval of the Manager or in certain limited circumstances, such as estate planning purposes. In the event that any member proposes to transfer any Class A Preferred Units, Viroment Equity has the first right to purchase all or any portion of such Class A Preferred Units in question and thereafter the remaining holders of Viroment Equity's Common Units have the right to purchase the Class A Preferred Units in question (to the extent Viroment Equity does not exercise its right in full). Additionally, if Viroment Equity determines, in its sole discretion, that it is likely that within six months that the Class A Preferred Units will be held of record by a number of persons that would require Viroment Equity to register a class of its equity securities under the Securities Exchange Act of 1934 (the "Exchange Act") , Viroment Equity has the option to repurchase the Class A Preferred Units (or other classes of units that may be created) from members for the greater of (a) the capital contribution amount of such holder of Class A Preferred Units; (b) the fair market value of the securities as determined by its

appraiser for 409A purposes; or (c) the fair market value of the securities as determined by another independent appraiser chosen by the Company. See also "Ownership and Capital Structure – The Offering – Irrevocable Proxy."

We are offering a lower price for our Class A Preferred Units to certain investors who invest early, which will immediately dilute your investment. Certain investors in this Offering will be entitled to purchase their Class A Preferred Units at $4 per unit, which is below the offering price of $7 per unit, because they will be among the first investors. We are offering a price of $4 per unit on the first 251,500 units (the "Early Bird period"), after which the regular offering price of $7 per unit will apply. This will have an immediate dilutive effect on your investment if you purchase your Class A Preferred Units after expiration of the Early Bird period because those investors will essentially be acquiring more shares for less money than later investors.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. In addition to the restrictions on transfer of the Class A Preferred Units, discussed above, there is no established market for these securities and there may never be one. Furthermore, the Company does not intend to register the Class A Preferred Units or any of its securities in connection with an initial public offering or as a class under the Exchange Act, and you will have no right to require the Company to do so. You also will not have the right to require Viroment Equity to redeem your securities. As a result, if you decide to sell your Class A Preferred Units, you may not be able to find a buyer. Moreover, if any company were to seek to acquire the Company by offering the acquiror's shares, any such transaction may be limited by reason of the need for that acquisition offer to comply with the registration requirements of the Securities Act.

Terms of subsequent financings may adversely impact your investment. Future fundraising may affect the rights of investors. In order to fully fund our business plan, Viroment Equity is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. In this regard, we expect to incur debt, including debt secured by Viroment Equity's assets to partially fund construction of the barns on the properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company and our ability to make distributions to the holders of the Class A Preferred Units. Any secured debt incurred by us in connection with the construction of the barns or otherwise will have payment and lien priority over the Class A Units issued in this offering. Furthermore, any such loan agreements may include covenants that give creditors greater rights over the financial resources of Viroment Equity. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

Viroment Equity may engage in future financings. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the properties. However, we may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of Viroment Equity may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to us when needed or on terms acceptable to us. Additionally, Viroment Equity's Class A Preferred Units have a limited amount of dilution protection. Under the terms of our Limited Liability Company Agreement, if Viroment Equity issues additional Common Units or units or another class, the percentage interest of the Class A Preferred Units will remain at 10% and will not be diluted. See Section 3.1(e) of Viroment Equity, LLC Limited Liability Company Agreement included as an exhibit to this Form C.

We cannot guarantee when, or if, Viroment Equity will make distributions to holders of our Class A Preferred Units. Viroment Equity does not intend to make distributions until we have completed construction of eight agricultural barns as stated in our Limited Liability Company Agreement. While Viroment Equity intends to make distributions to the holders of Class A Units from monies collected and the proceeds it receives from operation of the properties, there is no assurance that we will be able to make any distributions to the holders of Class A Units. There can be no assurance as to whether or when you will get your invested capital returned. The potential will exist for a partial or total loss of your investment. You will not have a secured interest in the properties.

Management determined the offering price. The price of the Class A Preferred Units in this Offering was arbitrarily determined by the Company. You must rely on your own business and investment background and your own investigation of the business and affairs of the Company in determining whether to invest in the Class A Preferred Units. We make no representation as to the value of the Class A Preferred Units, and there can be no assurance that you will be able to sell your Class A Preferred Units at any price.

Management has discretion as to the use of proceeds. Viroment Equity's management has broad discretion in the application of the proceeds from the sale of the Class A Preferred Units, including the ability to adjust the application and allocation of the net proceeds of this Offering to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of Viroment Equity's management with respect to the application and allocation of any net proceeds received in this offering.

Projections: you cannot rely on forward-looking information. Notwithstanding any disclosure elsewhere in this Form C, we cannot guarantee when or if Viroment Equity will become profitable. We also cannot guarantee when our barns will be completed, if at all, or when tenants will commit to leasing our barns, if ever. We may not be correct in any of our projections, whether financial or regarding the growth of our business, and the assumptions on which those projections are based may be incorrect or may change in a manner that negatively impacts Viroment Equity.

There is uncertainty as to future cash flow. Any projected cash flows included in this Form C should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Form C. The assumptions and facts upon which such projections are based are subject to variations that

may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Viroment Equity and the Manager make no representation or warranty as to the future profitability of an investment in Viroment Equity. A decrease in Viroment Equity's rental revenues may materially and adversely affect its cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If Viroment Equity's revenues are insufficient to pay operating costs, we may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

There is uncertainty regarding property investment yields. No assurances can be given that Viroment Equity can make an accurate assessment of the yield to be produced by the properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of Viroment Equity are likely to influence the yield on the properties, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the Wefunder processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment

The subscription agreement and our Limited Liability Company Agreement each have a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement or the Limited Liability Company Agreement (together, "the Agreements") in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Jury Trial Waiver. The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this Offering, we may request that WeFunder instruct the escrow agent, Boston Private Bank, to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no

such rights.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this Offering, investors agree to become a party to the Subscription Agreement and Limited Liability Company Agreement with the Company, and the Custodian and Voting Agreement with XX Investments, LLC, available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The Company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

Notwithstanding any other provision in the Custodian and Voting Agreement, investors will grant a proxy to the Company's Manager and to no one else. By signing the subscription agreement, investors will also be signing the Company's Limited Liability Company Agreement which includes the proxy to the Manager. To the extent the Class A Preferred Units may be entitled to vote under Delaware law, the Manager as holder of proxies will be entitled to vote those units unless Delware law otherwise requires that the investors holding the units be allowed to vote. Otherwise, the Class A Preferred Units have no voting rights, as described elsewhere in this offering memorandum. This means that investors in this Offering will not have the right to vote for the things like the election of directors or amendments to the Company's Limited Liability Company Agreement. Instead, that right will be granted to the Company's Manager.

You will not hold title to the purchased securities, instead, title will be held by the Custodian. Under the terms of the Custodian and Voting Agreement, title to the shares in this Offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian. The Company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this Offering, or in subsequent securities offerings by the Company which require regulatory review, the arrangement with the Custodian is challenged, the Company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

The company may undertake an offering under Regulation A in the future. If the company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to produce audited financial statements and disclose more information than in this Form C. Such information may be significantly different and investors may have made a different investment decision if they had had access to such information.

Factual statements are not independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the manager, officers, and employees of the Company, or to the anticipated future performance of the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 6.75% Wefunder Fee, 10% Legal and accounting costs 10% Marketing/Advertising, 10% Consultant & 73.25% Equipment.

If we raise: **$3,940,398**

Use of Proceeds: 6.75% Wefunder Fee, 3.25% Legal and Accounting costs, 6% Marketing/Advertising, 3% Consultant, 8% Land Acquisition 5% Preconstruction costs (permitting / survey / materials deposits), & 68% Equipment

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $100,233,301 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Viroment Equity, LLC is offering up to 670,700 preferred units, at a price per unit of $7.00.

Investors who subscribe for the first 251,500 Class A Preferred Units, or the first $1,006,000 gross proceeds raise, will pay $4 per Unit for a pre-money valuation of $57,276,172. After that, our Class A Preferred Units will be offered at $7 per unit until the Offering has been fully subscribed or the Offering terminates in the sole discretion of Viroment Equity.

The campaign maximum is $3,940,398 and the campaign minimum is $50,000.

Irrevocable Proxy. Although the Class A Preferred Voting Units are non-voting, investors who purchase their securities in this Offering (including those who beneficially own their securities through the Custodian) will be granting an irrevocable proxy to Paul Koenig, Manager of Viroment Equity, LLC. Under the terms of Section 14.1(b) of the Viroment Equity, LLC Limited Liability Company Agreement, filed as Appendix E to this Form C, the proxy is irrevocable for the term of the Limited Liability Company Agreement.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

For more details see Section 9.6 of the Limited Liability Agreement filed as Appendix E to this Form C.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: See the above description of the Proxy to the Manager and Viroment Equity's repurchase rights. The Class A Preferred Units also entail a right of first refusal to Viroment Equity and the Common Unit holders, described below in "Restriction on Transfer of the Securities Being Offered."
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	14,000,000	13,500,000	Yes
Class A Preferred Units	1,500,000	829,041	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Class A Preferred Units do not have any special rights or privileges, except for dilution protection. This means that if additional Common Units or units of another class are issued, the percentage interest of the Class A units will remain at 10% and will not be diluted. Any distributions will be made to the holders of the Units (Common Units and Class A Units) ratably based on their Percentage Interests.

Viroment Capital, LLC ("Viroment Capital") is owned by Viroment Equity's executive officers and directors – Russ Vering (25%), Chris Reimers (25%) and Viroment USA, LLC (50%). Viroment USA is 100% owned by Paul Koenig, who serves as its Manager and holds his interest through the Koenig Family Trust.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company is authorized to issue 1,500,000 Class A Preferred Units, as well as additional Common Units or additional classes of units with such rights, privileges and obligations as determined in the discretion of the Manager subject to the dilution protections of the Class A Preferred Units. If all 1,500,000 Class A Preferred Units are issued and outstanding, the collective Class A Preferred Unit Percentage Interests in Viroment Equity will equal 10%, which percentage interest shall not be subject to dilution upon issuance by the Company of additional Common Units or Units of a new class or series of preferred units. See Section 3.1(e) of the Limited Liability Agreement filed as Appendix E to this Form C

The Common Units have one vote per unit. Holders of Common Units have granted an irrevocable proxy to the Manager of Viroment Equity, LLC. Under the terms of Section 14.1(b) of the LLC Limited Liability Company Agreement, filed as Appendix E to this Form C, the proxy is irrevocable for the term of the Limited Liability Company Agreement.. The Class A Preferred Units do not have voting rights.

If the Company determines, in its sole discretion, that it is likely that within six months the Units of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, the Company shall have the option to repurchase the Class A Preferred Units (or other classes of units that may be created) from members for the greater of (a) the capital contribution amount of such holder of Class A Preferred Units; (b) the fair market value of the securities as determined by its appraiser for 409A purposes; or (c) the fair market value of the securities as determined by another independent appraiser chosen by the Company.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in Viroment Equity, the Common Unit holders, who are also the executive officers and directors of Viroment Equity, may make decisions with which the investors may disagree, or that negatively affect the value of the investors' securities in Viroment Equity, and the investors will have no recourse to change these decisions. The investors' interests may conflict with those of management or other investors, and there is no guarantee that Viroment Equity will develop in a way that is optimal for or advantageous to the investors. Because the holders of the Common Units have granted to the Manager of the Company an irrevocable proxy to vote their units under the terms of the Limited Liability Agreement, the Manager has the power to make all decisions on behalf of management and the Common Unit holders.

For example, our executive officers and directors, as holders of Viroment Equity's Common Units, may undertake any or all of the following actions:

· Change the terms of the Limited Liability Agreement Viroment Equity;

· Change the terms of securities issued by Viroment Equity;

· Change the management of Viroment Equity, and

· Force out minority holders of securities;

· Make changes that affect the tax treatment of the Viroment Equity in ways that are unfavorable to you but favorable to them;

· Vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the investor owns.

Other holders of Viroment Equity's securities may also have access to more information than the investors holding Class A Preferred Units, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In this regard, our Manager, executive officers, and directors also hold Viroment Equity's Common Units.

The Common Unit holders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

The Company may determine in its sole discretion to exercise an option granted by Section 9.6 of the Limited Liability Agreement to repurchase the Class A Preferred Units, or other classes of units, if it is likely that within six months the units will be held of record by a number of persons that would require the Company to register those units as a class of securities under Section 12(g) of the Exchange Act.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. Instead, the Management's calculation was based on estimated value of pre-lease contract & revenue from processing manure and from carbon credits.

In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Class A Preferred Units that investors will receive, and/or the total value of Viroment Equity's capitalization, will be determined by our management. Among the factors we may consider in determining the price of Class A Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our securities that take into account, as applicable, factors such as the following:

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Holder of Viroment Equity's Class A Preferred Units will have no ability to impact or otherwise influence Viroment Equity's corporation decisions. Except as required by Delaware law, our Class A Preferred Units will not be entitled to a vote. Consequently, Viroment Equity will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and investors will have no independent right to name or remove an officer or member of the management of the Company. If Viroment Equity's management intends to engage in a transaction that triggers a vote under Delaware law, Viroment Equity's Manager, Paul Koenig, holds an irrevocable proxy to vote the outstanding Class A Preferred Units, which means he will be entitled to vote the Class A Preferred Units.

As a result, management will have the ability to control matters that require owner approval, including the election of directors, approval of significant company transactions, and have control over management and policy decisions. In this regard, management may prevent or delay a change in control or a change in management. Investors will rely upon Viroment Equity's management to manage the Company so as to maximize value for holders of Class A Preferred Units. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If Viroment Equity's management authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Although Viroment Equity's Limited Liability Agreement contains an antidilution provision protecting Class A Preferred Units against dilution of their holdings to less than 10%, management may nevertheless engage in financing that that may be detrimental to the interests of Class A Preferred Unit holders in other ways. If Viroment Equity enters into a debt arrangement, it may contain terms that subordinate the rights of Class A Preferred Unit holders to the debt holders in the event of liquidation or dissolution, or impact Viroment Equity's ability to make distributions to Class A Preferred Unit holders.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Issuer repurchases of securities. Under Section 9.6 of the Limited Liability Agreement, Viroment Equity has the authority to repurchase its securities from its Class A Preferred Unit holders if, in the Company's sole discretion, it is likely that within six months the Units will be held of record by a number of persons that would require Viroment Capital to register the Class A Preferred Units as a class of equity securities under Section 12(g) of the Exchange Act.

Transactions with related parties. Investors should be aware that there will be occasions when Viroment Equity's management may encounter potential conflicts of interest in its operations. Per our disclosure in Questions 4 and 5 (above), our executive officers and directors own Viroment Capital, our parent company, which will also be engaging in the same business as Viroment Equity. Each of our executive officers will be engaging in other businesses besides that of Viroment Equity, including investing in other real estate projects. Our Manager, Paul Koenig, owns Viroment USA, which has its own line of business involving the Treatment System that Viroment Equity anticipates installing in its barns. On any issue involving conflicts of interest, Viroment Equity's executive management will be guided by their good faith judgment as to the Company's best interests. The Company has previously engaged in transactions with affiliates, see Question 26 below, and will likely do so again in the future. These related party transactions may be on terms that are not arm's-length, but will be in all cases consistent with the duties of the management of Viroment Equity to its unitholders.

For risks associated with additional issuances of securities and sale of Viroment Equity or its assets, see Question 22, above, and the Risk Factors in Question 8.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2020	Section 4(a)(2)	Common Units	$25,000	General operations
3/2021	Regulation Crowdfunding	Priced Round	$618,041	General operations
6/2021	Regulation D, Rule 506(c)	Series A Preferred Units	$211,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the

current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Viroment Capital, LLC
Amount Invested	$25,000.00
Transaction type	Priced round
Issue date	11/18/20
Relationship	Parent Entity

Name: Viroment Capital, LLC

Amount Contributed: $15,197

Transaction type: Operating Capital

Issue date: March 2021

Relationship: Parent Entity

Name. Viroment Capital, LLC

Amount: $24,995

Transaction type: Distribution

Issue date: March 2021

Relationship: Parent Entity

Name: Viroment USA, LLC

Equipment Purchase: $350,000 down payment with a full purchase price of $550,000

Transaction Type: Purchase of equipment that comprises Viroment USA's Treatment System to be installed in Viroment Equity's barns

Date of Purchase: April 2021

Relationship: Viroment USA, LLC holds 50% of Viroment Capital, LLC, which is the parent of Viroment Equity. Also, Paul Koenig, who is Viroment Equity's Manager, owns 100% of Viroment USA through the Koenig Family Trust.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information

the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

In the following discussion, references to "Viroment Equity," "the Company," "we," "us," and "our" means Viroment Equity, LLC.

We plan to build pre-leased agricultural facilities for use by hog and cattle integrators. Our plan also includes equipping our barns with award-winning filtration systems, which would be licensed to us without charge by our owner Viroment USA, LLC, which system would treat sludge and liquid manure. We anticipate this treatment to lower greenhouse gases, and allow us to collect and sell carbon credits. We expect that we will be able to use the treated waste water, which will be filtered and sterilized, for animal cooling, washdown or flushing within the closed loop flushing system. We also intend to use the treated waste products as fertilizer for sale to local farmers.

It is our goal to own $40,000,000 of high tech barns leased on 15-year contracts to top global protein suppliers. We intend to work with clients that also have ownership in packing plants and are distributing their products around the world, which protects them from market changes. These projections cannot be guaranteed.

Since our inception on October 30, 2020, we have been focused on developing our plans for building our high tech barns and related byproducts of fertilizer and carbon credits. A key aspect of our business plan is finding and purchases properties in locations near major pork and beef processing centers. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any. Our ability to continue as a going concern is dependent on our ability to grow our revenue and generate sufficient cash flows from our high tech barns and related byproducts in order to fund our operations, meet debt and financing obligations related to the properties we purchase, and fund the building of additional barns.

Milestones

We expect that:

- 🥩 We anticipate each project producing $4M+ of protein per year. People eat in any economy.
- 💪 We expect each project to create 42 farm-to-table jobs.
- ♻️ We believe that Viroment's high-tech barns will offer lower costs, less regulation, and a sustainable process.
- 🥇High-Tech Barn of The Future! We believe our award-winning technology combined with our plan to pre-lease the properties will create a new model for hog and cattle integrators.
- 🌐 The team participates in International Trade Missions with the United States Commercial Services.

Historical Results of Operations

The Company has limited operations upon which prospective investors may base an evaluation of its performance. Because we are a startup, we have not generated revenue to date. For the fiscal year ended December 31, 2020 ("FYE 2020"), the Company had revenues of $0. During the period from inception, October 30, 2020, until FYE 2020, the Company incurred general and administrative expenses of $7,005, resulting in a net loss of $7,005 for FYE 2020. The Company's performance since FYE 2020 is discussed in "Liquidity and Capital Resources."

Assets and Liabilities

As at FYE 2020, the Company had total assets of $8,197, and no incurred liabilities.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

During FYE 2020, the Company's parent, Viroment Capital, LLC ("Viroment Capital") received 13,500,000 Common Units for consideration of $25,000. During that same period, Viroment Capital contributed an additional $15,197 to the Company, which funds were used for operating expenses. The Company distributed $24,995 to Viroment Capital prior to FYE 2020.

Subsequent to FYE 2020, the Company received approximately $829,000 in gross proceeds from offerings made in reliance of Regulation Crowdfunding and Regulation D. The Company used $300,000 as a down payment on equipment to be used in the Company's operations. The total purchase price of the equipment is $550,000. See Note 5 to the Company's Audited Financial Statements and Section 26 "Related Party Transactions" of this Form C.

The expenses related to our Regulation CF offering, our Regulation D offering and our current Offering, have been paid by our parent company, Viroment Capital, LLC. The total amount of expenses paid for each of these offerings was $15,000 for our initial CF offering, no expenses for our Regulation D offering, and $15,000 for our current Offering.

We plan to use the proceeds from this Offering as set forth in this Form C under "Use of Funds". We will likely require additional financing in excess of the

"Use of Funds". We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the previous offerings, described above, and this current Offering.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. We are dependent on additional capital resources for building our first two barns, and possibly additional barns, and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations of filing to profitably operate the business. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

COVID-19

Part of the fallout of COVID-19 has been a substantial increase in the price of, and competition for, real estate. The Company may find itself outbid or unable to obtain properties at a price or in a location that fits our business model. As we develop our business plan, we may need to make changes to our strategy in order to adapt to changing circumstances. Moreover, if the current economic effects of COVID-19 continue, such as shortages of labor, building materials and other supplies we need to build our barns, we may face increased costs, delays and other challenges in completing our plans within the budget and timelines we anticipate. Furthermore, to the extent our tenant farmers are challenged by the current economic climate, including a diminishing demand for pork on the global market due to competitors, such as China, we may not be able to succeed in developing our business plan.

Runway & Short/Mid Term Expenses

Viroment Equity's cash in hand is $214,805 as of June 29, 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. However, Viroment Equity has incurred expenses related to its past Regulation CF and Regulation D offerings, and this current Offering, which expenses have been covered by its parent, Viroment Capital. See "Liquidity & Capital Resources."

As of June 11, 2021, Viroment Equity has paid $300,000 to Viroment USA as down payment for the equipment that will comprise the filtration system to be installed in our barns. Subsequently, Viroment Equity paid an additional $250,000 to Viroment USA towards the filtration equipment. The full cost of the equipment will be $550,000 for each of the eight barns we plan to build for an estimated total of $4,400,000.

The revenues we expect to secure will come in the form of rents from newly build asset facilities which will be leased on 15-year leases to the world's top tier protein producers on triple net leases. If we hit our minimum target, we believe we can reach profitability in 36 months. Six months after that point, we hope to be generating approximately $1M per year in revenue and $240k per year in expenses.

Additional capital may be contributed by our majority owner, Viroment Capital, LLC.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paul Koenig, certify that:

(1) the financial statements of Viroment Equity, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Viroment Equity, LLC included in this Form reflects accurately the information reported on the tax return for Viroment Equity, LLC filed for the most recently completed fiscal year.

Paul Koenig
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under

applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Viroment Equity filed its annual report on Form C-AR for the fiscal year ended December 31, 2020, which was initially due on April 30, 2021, on August 23, 2021.

XX Investments is the Company's transfer agent and also acts as custodian, and paying agent on behalf of all investors that enter into the Custodial Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities.

XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

XX Investments will not charge Investors for its services, but charges Viroment Equity $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

XX Team, LLC, an affiliate of XX Investments, may also provide consulting services to Viroment Equity and may be compensated for these services by Viroment Equity; although, fees owed by Viroment Equity may be paid by Wefunder Inc.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship. However, notwithstanding anything in the Custodial and Voting Agreement, neither XX Investments nor XX Team will have any ability to vote the Class A Preferred Units. Similarly, notwithstanding anything in the Lead Investor Agreement, the Lead Investor will not have any power of attorney, proxy or other ability to vote the Class A Preferred Units. Moreover, neither XX Team or nor any designated Lead Investor will receive any compensation paid from the distributions made to holders of the Class A Preferred Units. See also "Risk Factors – Risks Related to the Company's Securities and this Offering" for additional information regarding the XX arrangement.

The XX arrangement described above is intended to benefit Viroment Equity by allowing it to have a single investor on its capitalization table (XX Investments). XX Team may further benefit both Viroment Equity and Investors by providing consulting services to Viroment Equity that are intended to maximize both the value of the company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: if information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://viroment.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt

securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Viroment Equity Subscription Agreement August 2021
- Viroment Equity Subscription Agreement August 2021

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chris Reimers
- Paul Koenig
- Russ Vering

Appendix E: Supporting Documents

- Operating_Agreement_-_Viroment_Equity__LLC_--_As_Executed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Viroment Equity Subscription Agreement August 2021
- Viroment Equity Subscription Agreement August 2021

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chris Reimers
- Paul Koenig
- Russ Vering

Appendix E: Supporting Documents

- Operating_Agreement_-_Viroment_Equity__LLC_--_As_Executed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Viroment Equity, LLC

By

Paul Koenig

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in

and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Russell Vering
CFO
8/31/2021

Christopher Brian Reimers
Chief operations officer
8/31/2021

Paul Koenig
Chief Executive Officer
8/31/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.